Interactive Strength Inc.

1005 Congress Ave., Suite 925

Austin, TX 78701

October 2, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Baldwin and Ms. Timmons-Pierce

Re:	Interactive Strength Inc.
Registration Statement on Form S-3
Filed July 15, 2025
File No. 333-288683

Ladies and Gentlemen:

By letter dated July 23, 2025, the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Interactive Strength Inc. (the “Company”, “we”, “us” or “our”) with its comments to the Company’s registration statement on Form S-3 filed on July 15, 2025. We are in receipt of your letter, and we have set forth below our responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Registration Statement on Form S-3 filed July 15, 2025

Incorporation by Reference, page 3

1.	Please revise to include your Form 8-K filed on March 12, 2025.

Response: We have revised the disclosure in the amended registration statement to include the Form 8-K filed on March 12, 2025.

The Company

Digital Asset Treasury Strategy, page 6

2.

We note here and in your Form 8-K filed June 11, 2025 that you used approximately $20 million to purchase FET tokens for the benefit of your wholly-owned subsidiary, Interactive Strength Treasury LLC. Please provide a materially complete description of FET and your treasury strategy. In that regard:

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Describe the use case for FET including its intended purpose, use and/or function.
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Provide a discussion of FET “tokenomics” discussing the past and current supply of FET how new FET is created, any burn mechanism, the amount of FET locked up and the related unlocking schedule, and an inflationary or deflationary mechanism.
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Include a discussion of the FET ecosystem and a description of the lifecycle of the FET token.
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Provide risk factor disclosure discussing any material risks related to the FET token and its ownership.
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Provide a discussion of the material aspects of your treasury strategy and how you intend to generate profit through this strategy.
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Explain the custody arrangements for the FET you hold.
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Provide separate risk factors addressing material risks related to your treasury strategy and your issuance of convertible debt.

Response: We have revised the disclosure in the amended registration statement under “Digital Asset Treasury Strategy” to provide disclosure related to FET and our treasury strategy.

3.

In your Form S-3 filed on June 27, 2025, page 9 states that “[t]he Company used approximately $47.25 million to purchase FET tokens.” However, page 6 of your current Form S-3 filed on July 15, 2025 states that “[a]s of June 30, 2025, the Company had used approximately $20 million of the proceeds from the sale of the Notes to purchase FET for the benefit of the Treasury Subsidiary. The Company plans to use $27.25 million over the coming weeks to purchase further FET for the benefit of the Treasury Subsidiary.” Please advise whether the transactions listed in these filings refer to different transactions and revise any inconsistencies.

Response: The transactions listed in these filings refer to the same transaction. We have revised the disclosure in the amended registration statement under “Digital Asset Treasury Strategy” to state that the Company has used approximately $47.25 million to purchase FET tokens.

The Senior Secured Convertible Exchangeable Notes Offering, page 11

4.

We note your disclosure on page 11 that you “agreed to file an initial registration statement (the “Registration Statement”) covering the resale of one hundred twenty five percent (125%) of the conversion shares issuable pursuant to the possibly issuable Additional Notes (a principal amount of $500 million) with the SEC within 30 calendar days after the closing of the Notes.” We also note that the provisions on the Securities Purchase Agreement and Registration Rights Agreement. Please revise your disclosure to clarify, if true, that this registration statement includes only the 7,343,179 shares of common stock pursuant to the Initial Note and does not include shares of common stock underlying any Additional Notes.

Response: We have revised the disclosure in the amended registration statement under “The Senior Secured Convertible Exchangeable Notes Offering” to clarify that this registration statement includes the 7,343,179 shares of common stock pursuant to the Initial Note, and additional shares of common stock pursuant to the Purchase Agreement, as described under “The Convertible Note Financing” and does not include shares of common stock underlying any Additional Notes.

General

5.	Please file the executed Securities Purchase Agreement.

Response: We have filed the executed Securities Purchase Agreement as Exhibit 10.1 to the amended registration statement.

Thank you for your assistance in reviewing our amended filing.

Very truly yours,

Trent A. Ward

Chief Executive Officer